UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Resolutions Adopted at the General Ordinary and Extraordinary Shareholders’ Meetings for Grupo Aeroportuario del Pacifico on September 14, 2021

GUADALAJARA, Mexico, Sept. 14, 2021 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces the following resolutions adopted at the General Ordinary and Extraordinary Shareholders’ Meetings held today, with a quorum of 88.8% and 88.6%, respectively.

GENERAL ORDINARY SHAREHOLDERS’ MEETING
RESOLUTIONS

FIRST. APPROVAL to increase the maximum amount allocated for the repurchase of the Company's shares or credit instruments that represent such shares by an additional Ps. 2,000,000,000.00 (TWO BILLION PESOS 00/100 M.N.) in addition to the Ps. 3,000,000,000.00 (THREE BILLION PESOS 00/100 M.N.) repurchase amount that was previously approved at the Annual General Ordinary Shareholders’ Meeting that took place on April 27, 2021. Such amount is to be exercised within the 12-month period following April 27, 2021, in accordance with Article 56, section IV of the Mexican Securities Market Law.

SECOND. APPROVAL of the special delegates that can appear before a notary public to formalize the resolutions adopted at this meeting.

EXTRAORDINARY SHAREHOLDERS’ MEETING
RESOLUTIONS

FIRST. APPROVAL to pay the capital reduction of Ps. 7.80 (SEVEN PESOS 80/100 M.N.) per outstanding share, which will be made within the 12 (TWELVE) months following its approval, and, as a consequence of this reduction, the necessary amendment to Article Six of the Company’s by-laws.

SECOND. APPROVAL to modify the Company’s by-laws in relation with the operating rules of the Acquisitions Committee, specifically Article 29, as follows:

1) APPROVAL to allow the Board of Directors to appoint an alternate member to the proprietary member appointed by the Series B shareholders to this Committee.

2) APPROVAL to update the threshold amount that must be approved by the Acquisitions Committee in order to be contracted, related to fractions 2), 3) and 6), from U.S. $400,000.00 dollars (FOUR HUNDRED THOUSAND U.S. DOLLARS) to U.S. $600,000.00 dollars (SIX HUNDRED THOUSAND U.S. DOLLARS).

THIRD. APPROVAL to add to Article 21 of the Company’s by-laws, the option to hold Board of Directors sessions by electronic or virtual means, in addition to in-person meetings.

FOURTH. APPROVAL of special delegates that can appear before a notary public to formalize the resolutions adopted at this meeting.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: September 14, 2021	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer